 Exhibit 99.4

Press Conference

PRESS CALL

Q2 FY 2018 RESULTS

October 24, 2017

CORPORATE PARTICIPANTs

Nandan Nilekani

Non-Executive Chairman

Pravin Rao

Interim Chief Executive Officer & Managing Director

M.D. Ranganath

Executive Vice President & Chief Financial Officer

Mohit Joshi

President – Head, Banking, Financial Services & Insurance (BFSI), Healthcare and Life Sciences & Head – Infosys Brazil and Infosys Mexico

Anantha Radhakrishnan

CEO & MD, Infosys BPO

Srikantan Moorthy

EVP - Head Global Services - Application Development and Maintenance

Krishnamurthy Shankar

Executive Vice President, Group Head, Human Resource Development

Inderpreet Sawhney

General Counsel & Chief Compliance Officer

PRESS

Shalini Nair

Cogenesis

Chandra

ET NOW

Saritha Rai

Bloomberg

Kritika, Rukmini Rao

CNBC

Sujit John

Time of India

Venkatesh

Business Line

Maya

NDTV

Venkatesh Babu

Business Today

Krishna

Reuters

Jochelle Mendonca

Economic Times

Mini Tejaswini

Financial Chronical

Kunal Talgeri

Economic Times

Tanvi Dubey

Reuters

Speaker

Good Evening, everyone and thank you for joining us today. We are splitting today’s press conference in two parts – so for the first 20-minutes, Nandan is joining us and he will make a short address and take questions regarding the board and any board matters. Following that we will open the floor for questions for the financial performance.

Just some house rules as we start. Please take questions as we have planned and please ask one question when you get a chance. Nandan, over to you.

Nandan Nilekani

Thank you very much and welcome back. I am very grateful to all of you because you stayed out of us for two months. You kept your commitment. So we are glad that we are back to being a boring company which does not create news. First of all, let me say that I really want to congratulate our management team led by Pravin and his colleagues because in a quarter where there is a fair amount of turbulence, the fact that they stuck to their business, the fact that they delivered outstanding results, good profitability, large number of new deals, managed the sentiment with employees and customers. I think that is a wonderful thing. I am really delighted with the work that all have done and I want to congratulate them all for what they have done. I also want to add that we have this Committee of Directors -- Ravi Venkatesan and D N Prahlad. They also gave great support to everybody else, to the management team, we all worked as a team to reach where we are. So I think I want to say that this is a wonderful example of how Infosys is the company which has ability to be resilient, no matter what the circumstance is.

Let me quickly add a few things to update you from last time. Last time when we met here on August 25th, that time we had mentioned that we would initiate a search for a new CEO. We had appointed Egon Zehnder as our consultants for this process. This process is ongoing and we are making decent progress on this. I cannot really report anything more at this stage, but to say that we are well on plan for doing what we have to do and as and when we appointed a new CEO, we will be the first to tell you about that. So that is on the CEO thing.

As you know, the buyback also is going very well. Maybe later you can answer more questions about the buyback. I think that is going very well and is on schedule.

Then, we had also talked to you about starting a shareholder consultation. That process has begun and number of shareholders have been met. I believe we have got very valuable feedback. This process will now continue into this quarter and we will finalize everything by January. So that is on the shareholder consultation.

We also have done investigation. I had said that I would look at the whole situation on Panaya and other things and I have done that. You will see that in our press release we have a detailed description of what we found out and so on. Whatever I have to say is there in the press release. You do not have to ask me again about it, you can just read out from the press release, it would probably be inappropriate use of your time. So that is on that.

Then there was another thing we had committed to last time, which was the (NRC) Nominations and Remuneration Committee would look at the whole long-term governance structure of the board. So, they have done good job. That is being discussed and we hope that by January we will be able to give you further updates on that. So basically, what happened was we took a lot of decisions to get things done on the board and they are all getting done.

As you know, we have also issued the interim dividend. Ranga will talk more about it. Interim dividend is in line with our capital policy of allocating 70% of our free cash flow to shareholders to give it back.

So let me come to the main thing that we have done in the last 60-days on the strategy side. We had promised you that we would do “Strategy Refresh.” There have been a lot of various things happening in the company and we took a very elaborate bottom up process of evaluating and refreshing our strategy. This has been really phenomenal exercise done by the management team and supported by Prahlad and Ravi and I was also involved. Basically, I think we have really done a complete analysis of what is happening in the market, what is the kind of response we need to have and what are the actions we need to take. So this has been an excellent exercise and we now have fully aligned strategy which everybody has been participating in, everybody has made their comments, everybody has given their feedback, everybody has bought into it. The strategy refresh was reviewed by the board yesterday and board has endorsed it. So, I think we really are on a very good position there.

The one thing which we realize is that our market has undergone a lot of changes. Thanks to the technological innovations and disruptions from the last decade. I use last decade because I left this industry 10-years back, so I need to use that as a frame. I think a number of things have happened in these 10-years. One important thing was, 10-years back 2007 was a very important year because many of the landmarks things in technology happened. There was Google Street View or Netflix launching Streaming, the most important thing of course is Apple launching the iPhone. What we have seen is the consumerization of technologies. Today, technological innovation is driven not so much by enterprise innovation but by consumer innovation, which means for our customers who are mainly enterprises, the challenge is how do they bring the advances of consumers to the enterprise. Bring your own device, making your applications with the same intuitive look and feel as what you get on iPhone or Android phone and so on.

Second big thing of course has been the rise of data and how companies have used data effectively. Data is something which has this winner takes all behavior where, the more data you have the more insights you get, the more insights you get the more AI, you can apply the more AI, you can apply the more insights you get, and then you get more customers. There is a virtuous cycle of data which is now happening which was not true a few years ago. Then we have the whole rise of the Internet of Things where you have more and more devices with things happening. So, I think there are lots of changes. We did a complete analysis of what were the major technological trends and what did they mean for a customer. Because if we really want to be useful and relevant to our customers, then we need to understand what is happening to their business and we need to understand what are the technological changes in the market. Then how those technological changes can be applied for their future. Remember, many of our customers are among the largest companies in the world and as incumbents they are facing challenges from all the digital challenges. So, they are really looking at how to deal with the new environment and therefore for us to understand that is very important. What is the impact of that on customers? This obviously means that our customers have to rapidly respond to these technological changes because very often new challenges are coming into the business and doing things very differently. If you look at what is happening in automobiles, you have three simultaneous trends, you have the rise of the electric car, Tesla and many others, you have the rise of self-driving cars where you have seen that with Google VEGO and then you have the rise of mobility aggregators and we have seen that in our own city with Ola. So, the simultaneous rise of self-driving cars, electric cars and mobility, all coming together has a big impact on the automobile industry and so on and so forth. Every industry that we see is undergoing fairly major change. So I think we have done a complete analysis of these changes and then we have tried to analyze what does that mean for us. Clearly what it means for us is that our customers are saying, we want to rapidly change in this new world, we want to become competitive, we want to be much more digital, we want to reimagine our business, we want to look at our distribution, we need to understand better what our customers expect from us and so on. So there are a whole host of things. They are already spending a lot of money on the technology and they are saying that without increasing too much the spending on a technology we want to be able to get better value for that. Therefore, there are two things that are happening. One is they are looking at investing in all these new areas and these new areas would be migrating to the Cloud, Data Analytics, AI, Machine Learning, Modernization, API-based systems and so on. That is something in which they are making huge investments. I think those investments are really very big opportunities for us. As you know whenever there is a change in the environment, it generates new things that customers do and we saw that when we went from mainframes to client server, from client server to the internet, when we had the dotcom boom, when we had the whole rise of the broadband economy, every time there was a change it led to new things being done. But what we are seeing today is the mother of all changes. The fact that this massive change happening and that means there is a plenty of opportunity and our customer want to implement those things. So I think clearly we have to be there. One part of our job is to develop the right combination of software and services to solve these new kinds of demands of our customers. That is where we want to reaffirm our commitment to the strategic choices we have made, we are really doubling up our investment in Nia and the Edge range of products because they are all related to how you can use the latest technology, the latest Open Source product, the latest Machine Learning, the latest Algorithm, the latest insight logic to apply that, the latest Robotic Process Automation, how can we apply that to our customers. So we are reaffirming and redoubling our efforts to invest in driving this change through a combination of these kind of software platforms and products that we have built like Nia and Edge and all that and then take it to our customers. But what we have to do is we have to do it in a very systematic way. We have to bring the product platform with our regular business, and we have to go to the customers together. These are all lot of block and tackle but getting that right is very important. So our first action is we are going to redouble our efforts and we are going to do that very well, we are going to execute this across all our customers. That is #1. That is becoming relevant to the new demand that they have for the new kinds of services that they expect from us and a combination of services and product platforms like Nia is going to be action item #1.

The second thing is that our customers are saying that if we are going to be investing so much in the new developments and we do not want to really increase our budgets too much, then we need to recover, or we need to extract value from our existing operations. Therefore there is a big push to automate and make existing services much more automated so that they involve less people and so on. So the second track of our strategy is to look at all the services that we provide, whether it is infrastructure, whether it is application development or whatever and see how we can use the latest tools of automation and AI and all that to those services so that we can give them to our customers and help customers and together drive down the cost and automation of that. So the second part of our strategy is to do that. So one part is to drive growth in the new business and as management team Ravi Kumar and others will tell you that we are seeing very good growth in the new services even as we are looking at how we automate and make the traditional services much more streamlined. So these are the two things that we are doing.

The third thing which we are doing is looking at how do we look at our people. I think if we are going to achieve this large-scale changes, then our people who are very talented, very young, very hard working, very bright and very eager to learn, how do we make sure they have all the necessary opportunities to get access to learning the latest and of what needs to be done. That is why one of our strong focus areas is our Education, Testing and Assessment group, it is called ETA, led by Tan and Thiru here. They are going to really focus on how to make sure that our team, whether there are people working on sales, whether there are people working on delivery, whether they are consulting folks, whether they are in the BPO business, they are all going to work together to make it to be able to deal with all the new things that is happening. All of us have to reinvent ourselves if we are going to be successful in this new world. I am delighted to know that there is a tremendous response for this from our folks because they have also realized that if they have to succeed in the new world, they need to reinvent themselves with the latest skills, latest architecture, the use of open source, the use of machine learning and all that. So I think the third big leg of our strategy is to address this whole thing.

The fourth leg of our strategy is how to make our organization as flexible and as agile as possible. In this new world, it is not about large annuity maintenance kind of deal, it is about smaller, agile, close to the customer deals where you have to interact with the customer, you have to do prototyping, you have to show him the thing and then you have to get it built. So it is a different model of how things will get built in the future that requires us to be very flexible, agile, de-bureaucratize and being able to respond to the market. So that is something that we are focusing on doing.

And then the next thing is how do we work as a leadership team that works together on all these things. The important thing is the strategy which I just outlined to you actually came out of this conversation, our team under Pravin’s leadership met for three days and have really come together with something that everybody believes in. So I think we have very good alignment across all our people.

An important thing for us is how do we spend time on strategic stuff and not just on tactical stuff and therefore, our goal is to work very hard in the next few months to build a very robust pipeline of business so that we are really in a position that we have very high predictability of our future business. We are already seeing the signs of that. I think this quarter has been an outstanding quarter where we have signed deals of over $760 mn or something like that. It is just the beginning of what we hope will be a trend to land more and more of such deals and that will give us sort of the pipeline which will drive our growth in the future. So, these are some of the things that we are doing.

But one thing we know we are very committed to the notion of software plus services. Tomorrow’s world is a combination of software and services using platforms that we have like Nia, using the investment we have done in programs like Zero Distance where we are trying to get innovation out of every process. Using Design Thinking, using our Next Generation Education platform that provides you anytime, anywhere learning on all kinds of topics that are relevant to people. Putting all this to work to drive this change and that is something which we think will happen.

When we talk about software products, we believe a big part of that is going to be Open Source. I think what has happened in the last 10-years is that more sophisticated scalable technology in the world is being provided by Open Source products. I do not know whether you guys know about the entire Aadhaar system was designed using Open Source stack. That is why it is so flexible, scalable as well as very cheap. If we can build a system for a billion people on Open Source, then we can build any system on Open Source. Even the UPI which is the payment system of NPCI was built completely on open source. So what we are saying is that there is a massive ability to develop the world’s most complex applications on open source. But what is missing, because most of the open source products are used inside technology-savvy companies who know how to make it all work, but how do the large number of enterprise customers use this and that requires someone to understand how these things work to make sure that they are reliable, to make sure they all work together to look at a particular business situation and then assemble the right solutions with the combination of open source services. When you look at Nia, it is really a platform of open source component that are connected by various connectors. So how do you take all these and make it work in a given situation? That is really the future of our business and I think because of the investments we have made we are well placed to do that. So we have now a very clear strategic direction. The good news is that everybody has been part of that decision-making to come up with that strategic direction, everybody is bought into it, everybody is aligned with it and I think now as soon as we finish this and since we will next talk to you in January and hopefully there will be nothing in between, we will go back to work and we will work on systematically relentlessly executing on the strategy which I can assure you is going to pay dividends in the coming years.

So I will stop here because I said I will do 20 minutes on this and 40 minutes on what the achievement of the quarter, but I will take a few questions. But if the question is such that I have to read from the press release, then it is going to be a waste of everybody’s time.

Chandra

This is Chandra from ET NOW. Sir in the statement on review of investigation, you said that all stakeholders acted out of a strong passion. I just want to understand is strong passion enough to justify the interest of people who hold 12.74% versus the collective wealth in interest of the balance stakeholders. What was the reason here and considering you are okay with the Panaya deal, you are okay broadly with the strategy by the previous Board and CEO, what has really changed? I mean this is like nothing really went wrong at Infosys and all is well despite 7-8 months of turmoil?

Nandan Nilekani

I never said that.

Chandra

No. But you have justified not making the report public.

Nandan Nilekani

No. I think whatever has to be said, I think I have given you the complete thing that publishing additional details of investigation would inhibit the company’s ability to conduct effective investigations into any matter in the future. Confidentiality is critical to ensuring that standard and cooperation of whistleblowers and other participants and so the decision was taken not to release the report. But I, myself along with Board members in several hours drew up a complete plan. So anyway, Chandra I will tell you something. As I explained to you on August 25th, I have come here to look at the future. Our commitment is that we have to do a lot of things because finally it is about execution. It is about making it happen. It is about making things happen at scale. It is about getting the entire company transform that is the real challenge and that is today where we are all focusing on. I had said very clearly that I would work for 100% of the shareholders and I am happy to say that 100% shareholders voted for me on their Board resolution appointing me as Chairman. So I do represent 100% of shareholders. So message is that they have accepted my thesis that it is about execution and getting on with it. So I will be doing that.

Saritha Rai

So Nandan, I just wanted to distill whatever you have said so far and to me it looks like the Board has given Vishal Sikka a clean chit. Is that correct?

Nandan Nilekani

Let me say that the investigations were regarding two matters, regarding the matter and we have said that there is no merit in the allegations of wrong doing. That is what we have said.

Saritha Rai

Are we sort of playing with the words here or what exactly does that mean? There is no allegations of wrong doing is a clean chit, isn’t it?

Nandan Nilekani

Let me say this. As I said where we stand today and if you look at the actions of the last 60 days, it will perhaps help you to understand what needed to be done, right. We have clear strategy. We have a strategy which has been bought in by everybody. The strategy has been evolved through a very rigorous process of top-down and bottom-up. We have clear thinking on what we have to do. We have an execution plan. We have the thought process on how to take our developments and make it applicable to every customer, every nook and cranny of the company, every employee and that is what running a company like this is about. I will stop at that.

Rukmini Rao

You said that there is absolutely no wrong doing that you found either in the Panaya deal or when it comes to Rajiv Bansal’s severance pay. What happens to the arbitration proceeding that is currently going on? Would you want to put a full stop to that given the fact that you are saying that you want to put all matters behind you and move forward and also on the strategy looking at the wording of the press release really. It is nothing what Vishal who was not talking about even if you are looking at whether Design Thinking part of it or revamping the entire consulting. So really what is that new that Nandan brings to the strategy really given the fact that you are just talking about sharper execution, but is there anything strategically different?

Nandan Nilekani

Let me tell you that you should not underestimate execution. That is what a business is all about.

Rukmini Rao

So would you say that the previous people in the management were ineffective as far as execution?

Nandan Nilekani

I did not say that. I just said do not underestimate the value of execution.

Rukmini Rao

And on the arbitration part of it sir?

Nandan Nilekani

Which arbitration?

Rukmini Rao

The severance pay, there is an arbitration proceeding that we have currently on?

Nandan Nilekani

We have many ongoing issues that are of a legal nature or maybe in arbitration. I cannot comment on each of them. When anything happens, I will let you know. There may be 5 other cases going on, I have to ask Inderpreet what those cases are. We cannot comment on individual cases. Whatever is happening, it is happening. An event happens, will let you know.

Moderator

Next question from Times of India.

Sujit John

Questions I wanted to ask, have already been asked in sometimes both on the investigation. I do not think you are going to say anything more than this. So let me just get a little more clarity. To me personally, it is a little disappointing that I thought everybody was working with a lot of passion, but you have chosen to mention only one individual’s passion in the press release and not the others. That is a personally disappointing thing for me.

Nandan Nilekani

You wanted us to mention everybody.

Sujit John

Yes, I think many reputations were thought to be destroyed in the entire last few months and I thought you hit me that some kind of amelioration.

Nandan Nilekani

You are making a comment or asking question?

Sujit John

Let me come to the point. On the strategy itself, each of those four points that you mentioned. In Sikka’s language it would be called New-Renew, changing the employees, making them learn and transforming the organization and making a more flexible organization and an agile organization. Three months were spent trying to rethink this entire strategy and you came back with the same whole thing that Vishal Sikka was talking about.

Nandan Nilekani

Strategy is not power point, okay. It is about how you translate that into something which you can execute on the ground at scale and speed.

Chandra

Sir, I am sorry but just a follow-up to Sujit. When you say do not underestimate the power of execution, can you at least tell us the gaps that you think can be plugged based on the time you have spent. I do not want to focus on the strategy part, but on the execution part where were the gaps which you believe can be addressed now in a more cohesive manner, comprehensive manner, some details.

Nandan Nilekani

Again, I do not want to get into what happened, would it now and that, but to give an example, right. Let us take the issue of education and learning. We have 200,000 employees, average hedge 28 or so. Many of them are doing extraordinary work. Many of them are working in the latest areas of Machine Learning or Open Source or whatever, but we need more and more people to be there. Therefore, how do we have a strategic architecture of anytime, anywhere learning where learning is accessible on any device in any part of the world for any length of time with automatic assessment, with automatic credential link, linking the credential link to the HR record so that it connects to their appraisal so that the performance appraisal and the compensation and the promotions is linked to that. That is hard work. That is about building these things together, which is what Tan, Thiru, and Pravin are doing. Now that one thing is very strategic, but requires tremendous amount of detailing to actually make it work. You want a sales guy on a flight from Boston to Chicago to pull up his laptop and do a 50-minute course on Open Source. That is the kind of thing you need. So that is what is actually doing things. Does it make sense to you? Somewhat? okay

Venkatesh

Venkatesh, from Business Line. Most of the questions have been asked. But are you saying that the buy in from employees were not there in the past under the regime. Is it better now?

Nandan Nilekani

I am saying that it is important that you have something which has a broad buy in. We have extremely talented people in every part of our business. They have all need to contribute the ideas so we have done that. Deepak Padaki has been running the strategy exercise. He has spoken to 200-300 people. I have spoken to at least 100 Infoscions. So I think building that collective sort of framing up what needs to be done is I think an important thing which we have done.

Maya

You spoke about how happy was Infosys become a boring company once again.

Nandan Nilekani

To you people.

Maya

Last time we met you, it was far from boring. There was a lot of drama of course going on. What is the situation now with Narayana Murthy? Is he still giving, raising questions with passion, is he still giving inputs or has that kind of ceased?

Nandan Nilekani

I am not his postman.

Maya

Is he asking questions of Infosys anymore as much as he was earlier?

Nandan Nilekani

You ask him, why ask me? I am just the Chairman of the Board appointed by the company. I run the Board with my board rather than the company with the Board and with the full support of shareholders.

Maya

The questions he was asking of the Board earlier were very much in the news last time around. Has that stopped?

Nandan Nilekani

No, I do not want to comment on that. All I can say is that our commitment to you when we met last time was that our goal is to bring stability. We have brought stability. Our goal is to make it so boring that you will go somewhere else. I think we have got out of the headlines and this Big Boss kind of stuff and no more reality TV. I think we have got to a situation where everybody is on the job, everybody is focused, sitting with their customers understanding. It is good old fashion business that we are doing now and we are delighted to be doing that.

Venkatesh Babu

The Founder Chairman ethics and the corporate governance issues, I know that it is a spin on what the lady asked just before me, has all those concerns been addressed? You said that you have an ongoing consultation with shareholders, have you been consulting with him? Has the Board been consulting with him?

Nandan Nilekani

No, we have a process of shareholder consultation. We have met with some shareholders and the balance will be met or small shareholders will probably have an online questionnaire or whatever that will happen in this. I cannot say whom we met in which phase. As is also there in our press release that the Board themselves acknowledged that something could have been done differently and we have talked about it. So we have an ongoing process of ensuring that if there was anything that could have been done better, it should be done better. So that I think is very much there and going forward, I think we have put a lot of things in place. We have 2 days of board meetings that have gone on extremely well. Everybody is focused. People are now focused on what we have to do which will make our customers happy.

Venkatesh Babu

Add on to that. There were a couple of vacancies on the Board. Has there been a progress there? Departure of some of the erstwhile Board members, has that has been addressed?

Nandan Nilekani

I think as and when we add new Board members, we will announce it. In the meantime as we said last time and I want to continue that Kiran Mazumdar-Shaw who is the Chairman of Nominations Committee along with her colleagues like Prahlad and Ravi and Mr. Sundaram are coming out with a long-term governance structure thinking which is all about what should be the Board size, what should be the type of people on the Board and so on. So that is an evolution and we will probably be able to have a more detailed explanation in January.

Sajeet Manghat

From a markets perspective, we saw the company bringing down the guidance this year to 5.5% to 6.5%. I know it is a management question. But from a Board point of view, is the Board now lean for a conservative way of looking at guidance which goes to the street. The second point is that you spoke about transformation and execution capabilities which needs to be developed and you are investing also in them. How much time will you take? Is there a timeline which you have in mind to achieve that so that you are at par with all global IT peers?

Nandan Nilekani

We are already at par with.

Sajeet Manghat

You still need investment in some of the capabilities.

Nandan Nilekani

No, I think everything is on schedule. I cannot give you a date because different things will happen by different dates. I think the guidance was based on management teams based understanding of the situation. I am personally very happy with the progress of the last 60 days. I think you, yourself will notice there is a huge difference. I do not know whether you noticed, but there is a huge difference and people are very focused. Everybody is calm, relaxed, working on goals. So I think I am very excited and I think our management team is very excited. So maybe I will stop here, and I will ask Pravin and his colleagues to take questions on the management issues. I have answered all the questions from the Board and strategy. Thank you very much.

Moderator

So, we will go back to business performance. Cogencis has the question.

Shalini Nair

You were mentioning that there is a client specific softness that you see in the second half of the year. Could you specify in which segment do you see this?

Pravin Rao

No, there is no client specific softness. Typically, historically for the entire industry, quarter 3 is a soft quarter because we have a lower number of working days because of holidays and so on. There is also this concept of furlough where companies give people time off. So that has been there historically and that is what we mentioned. So there is nothing client specific or sector specific. This is the reality of our industry and business typically in quarter 3.

Moderator

Next question from Reuters.

Krishna

I am Krishna, I am from Reuters. Sir, so my question is if you look at how you trimmed your outlook, does it suggest that there is softening from the client confident side? Could you say that, or does it have anything to do with what happened with the management tussle last quarter?

Pravin Rao

I think our performance has been good. In quarter 2, our relative performance has compared with peers is much better. I do not think we have been distracted. On the other hand, we have really steadfastly focused on executing and delivering on our customer commitments and driving growth. The softness which you are talking about is typically in H2 is typically a soft quarter for the industry itself particularly in particular quarter 3 and that is what we are referring to.

Moderator

Next question from the Economic Times.

Jochelle

Sir, I was wondering could you talk a little bit about the number of deals signed in this quarter and what the pipeline maybe looking like going forward?

Pravin Rao

So we have signed five large deals this quarter totaling TCV of $731 mn, net new was $495 mn which was one of the highest from a net new perspective in the last few quarters. I will request Mohit to give a color on the pipeline.

Mohit Joshi

Thanks, Pravin. From a pipeline perspective, we have had a really good quarter. We obviously have a pipeline which goes across geographies and across industry segments, but these deals are lumpy. These are large sizable deals and it is hard for us to give a commentary just now about what the Q3 or Q4 of the number will be like. As Pravin had referenced in the media interviews, it is that we have very been focused on increasing the size of the overall pipes making sure that we have more opportunities and making sure that we are able to increase our win rates. That is something that we have been able to do very successfully in Q2 and we hope to replicate in Q3 and Q4. We are also looking at making additional investments into our large deals group and hopefully that will bear fruit. So the pipeline is good, but this is a business where the outcome is lumpy. Some deals could get pushed to Q4 or forward. So I really cannot give a number just now.

Jochelle

Sir, Mr. Nilekani talked about taking the sales team to the market together for the software and the traditional services, Nia and the new technologies had dedicated sales team that were built out sometime last year. How will that work? Will the sales teams work together, could you give some clarity on how that will function?

Pravin Rao

We did have a dedicated team for Nia and we will continue to have that. The larger sales team also are involved in selling it and they have been involved in the past as well because you forget about Nia, even if you look at some of the services like SAP or Seibel or something, we have this concept of factory sales for people who are expertise in the particular service line, they work closely with regular sales force to take the offering to the market. So what Nandan was referring to was to have a much tighter collaboration between general sales force and see what kind of business applications we can build on top of Nia and take to the customers.

Moderator

We have the next question from Financial Chronicle.

Mini

My question is about the re-skilling and re-training which Nandan was talking about, and under ETA you have 2 lakh employees and how many people will come under this program and how many are already ready for this new technology?

Srikantan Moorthy

The first thing is all employees in the company will come under the re-skilling, re-factoring program, several of them are enrolled from what they were doing in the past, but now we are putting in place things that apply not only to people who are in technology, but in sales and consulting and the business support functions as well.

Sujit John

This question probably should have been addressed to Nandan, but nonetheless since the whole question of the difference between top salaries and medium salaries was a bit bone of contention in the past months, has the board and the management taken some decisions on that to narrow the difference? A second question on HR head, for second consecutive quarter you have seen a decline in the number of employees in your organization, is this a trend or what do you think will be the at the end of the year, will it be lower than last year or some marginal improvement?

Chandra

Sorry, my question is related to what Sujit was asking, there is a line in the press release that says company has revised its senior management’s employment contract, so does that have anything to do with compensation or the details, thanks?

Krishnamurthy Shankar

Two parts to it, I think what we have done is over the last six months, we have tried to rationalize some of those employment contracts. Nothing to do with compensation. Just to ensure that the terms and conditions are consistent, and it aligns with some of the regulations in different countries, in the sense that we have some standard set of employment contracts, so we kind of. We launched stock option scheme last year, and therefore, that was the new part of it and therefore along with that we standardized the employment contracts for all the senior management and executives. That is number one. Nothing to do with compensation but just the terms and conditions. To your question about the headcount, I think the headcount has increased this quarter from what it was last quarter in Infosys Limited. We have had almost about 7000 freshers who have joined and I think that would continue in terms of that kind of an outlook.

At this point, we have done no revision of senior managers. We have put on hold all the revision of the senior management salaries. As Pravin said, these are something that we would be looking at some time in January, so at that time we would look at it. I think it is cost and process of looking at the market to ensure that we have the best talent and how we really ensure that, all that is taken care of. So at this point we are reviewing it and again we will come back on that in Jan.

Sajeet Manghat

Just to add on the Infosys BPO part from the employees point of view, when Mr. Sikka was there he was saying that he was introducing automation in that entire division and that would see some kind of churning there. Can you give us an idea of what is the kind of employee strength in that division and how it is fairing and considering that you also service a lot of Telecom clients and we have seen consolidation happening in the Telecom industry, how has that impacted employee utilization there?

Anantha Radhakrishnan

Thank you for the question. On the service line BPO front we have 28,972 employees who do BPO work within the company. We have had a very buoyant quarter in line with the group growth. We have done well in this quarter. Specific to your question on automation, our focus on automation really has been to eliminate repetitive work, rules based work which can be using a robotic process automation tool either of the company or of any other RPA tool provider. Typically, the focus has been not to eliminate jobs but to really ensure the revenue per employee goes up. I am happy to say that this quarter our revenue per capita has gone by about 5.7%. We have two parts to this, one is what we commit to customer as productivity benefits in terms of efforts, which is contractual and the other part is what we can do over and above that to enhance human productivity. The revenue per capita increase indicates that we have been able to do that well. We do not measure this in terms of headcount reduction or effort reduction. We started measuring it as revenue per employee and that has gone up by 5.7%.

Rukmini Rao

I just need clarity from general counsel on whether the arbitration proceedings are still going on or have a drawn curtains to that as well?

Inderpreet Sahwney

As a rule, we do not comment on any pending litigation and I will just leave it at that. We do not comment on any matter that is sub-judice.

Sajeet Manghat

My question on Telecom consolidation and its impact was not answered?

Anantha Radhakrishnan

Specifically, we do not see at least in the BPO service line any immediate impact of Telecom consolidation.

Pravin Rao

I will just add on the IT side we have seen in the last few quarters significant growth in the Telecom space. Primarily we have taken advantage of some of M&A and other consolidations that is going on, so we continue to focus on that.

Ayan Pramanik

Pravin, there is a good amount of improvement on utilization, is there any link between the utilization improvement and net reduction in headcount?

M.D. Ranganath

Two or three trends we have seen over the last couple of quarters have been the rise of revenue growth, the rate of growth of revenue has been faster than the headcount addition. If you look at the first half of this year while the revenues grew 5.7%, the net headcount growth has been negative 0.7% which essentially resulted in the per capita revenue going up. So it is a combination of higher utilization which led to the net headcount addition, for example, this first half we added 8000 net employees less as compared to the previous year, it is combination of higher utilization and some amount of productivity improvements as well.

Moderator

The next question is from Mint.

Anirban Sen

Hi, question for Pravin and Ranga, you cut your guidance this quarter, so just one question how much of an impact did Vishal’s exit have on the decision to cut your guidance and the performance during this quarter?

Pravin Rao

I do not think there is any linkage between Vishal’s exit and the guidance. Every quarter we look at the pipeline, we look at our current performance and on that basis we decide the guidance, and typically second half after the September quarter is when we really take a closer look because at the end of June or July you still have three quarters to go and based on the pipeline, we take a different kind of view but now we have just two more quarters and our guidance philosophy have always been based on the visibility we have and based on the historical track record in the quarters forward, so that is the basis. I do not think there is any connection or linkage between Vishal’s exit and the guidance.

M.D. Ranganath

Just to add, if you look at the margin guidance, we have reiterated the operating margin guidance at 23% to 25% and the first half was 24.1%. As Pravin said, while the revenue guidance has been cut based on the visibility and what we see and the trajectory for the first half of the year, the operating margin guidance remains unchanged and it is 23% to 25%. The other things that we did we had committed at the beginning of the year whether it is in terms of implementation of capital allocation policy both on the share buyback as well as the dividend, that is progressing as planned.

Moderator

We will take the next question from Deccan Herald.

Furquan Moharkan

Basically, I wanted to know the first thing, we saw a lot of brouhaha over the high packages drawn by management and everyone. Now, recently Infosys came up with a buyback of shares in which all the promoters, cofounders, who raised so much hue and cry over the high salaries, high severance package, among them the chairman who was addressing the gathering here before, he is taking home 67 crores, Mr. Murthy is taking 450 crores and all of those options they were exercising for their buyback have been brought a zero rupees per share through the bonus share, so how do you even justify that, is it not hypocrisy? Second question, that Infosys has seen decline in their headcount for second consecutive quarter, is there something more to read in between the lines in the season of layoffs?

M.D. Ranganath

Let me come to the first one. I think the board approved the capital allocation policy way back in April after taking to account the strategic and operational cash needs of the company. That was announced way back in April 2017. Now after the announcement, we had to take certain steps towards implementation. The first steps being we have to go back to the shareholders. This capital allocation policy of the share buyback is not for a section of shareholders, it is for 100% shareholders of the company. So we went back to shareholders for their vote, it required their approval. I think 98% of the shareholders voted in favor of share buyback. So after that we have made subsequent announcement. I think every shareholder whether it is a founder, non-founder, institutional investor, individual investor have a right to participate in the share buyback. We have announced we are buying up to approximately 5%, so every shareholder has a right to participate and it is voluntarily. I think anybody can participate, it is in that direction. Just like when we declared dividend, it goes to all the shareholders, it does not go to a section of shareholders.

Second on the headcount, I already addressed if you look at H1 of this year as compared to last year, why the headcount reduced by 0.7%, revenue grew by 5.7% and that is part of the higher utilization and efficiency in productivity, I think we should not read more to it.

Moderator

Next question from the Economic Times.

Kunal

Hi, this is Kunal. I have a question for Mr. Pravin Rao. I just wanted a status on how is Infosys looking at the GST project, I saw the numbers in the press release, but we are getting mixed perspectives from the Suvidha providers, there have been API released, deadline delays, how is Infosys looking at the project and have you had to scale up the team for such a transformative project?

Pravin Rao

Whatever we had to say on GST, we have said in the press release, so we do not want to comment anything more about it and as we have said in the press release, we are very proud to be associated and we will do whatever it takes to partner with GSTN to make it successful.

Moderator

Next question from Bloomberg.

Sarita Rai

Pravin, this question is for you, you have seen COO in Vishal’s team and now you are interim CEO & COO. I really wanted to get to the final points of what is the refresh in the strategy, can you break it down to two or three points, what are the refreshed points in the new strategy that you sort of discussed over the last few weeks. Could you just break it down, I am not understanding and I am not getting it, so maybe some clarity on that?

Pravin Rao

At the highest level there is no change in the strategy. We have very clearly said the software plus service is the right thing to go forward given all the shifts and disruptions that are happening. Now, at the 60,000 feet level that is the right strategy. But when you break down into details there are hundreds of things you need to do and periodically irrespective of whether this change happened, whether Vishal was here or not, time to time when our in any strategy we step back to look at what is working, what is not working, how to re-prioritize it and how to invest more and one element of strategy is also if something is not killing and how quickly can you can kill it and something is not working how quickly to kill and move on. For our size and skill, we need to have multiple bets, not all bets will work. So that is what we were talking about from a strategy refresh perspective. It so happened that Vishal left and we had to do it, but at some point in time, we would have anyway sat and did this exercise. Typically in February we have our annual strategic planning exercise and there is a timeframe when we annually look at all the things that are going on in the organization. It is just that we have advanced it probably a quarter given the change in the context. Otherwise, I do not think we should read too much meaning into that. We have clearly looked at what are the various elements we have re-prioritized. At the end of the day with whatever resources we have, we want to re-purpose the process into those strategic elements which have maximum impact. So that is what this exercise was all about. It has been a fairly inclusive thing because we did not want to go purely with our own assessment of what is working, what is not working. We read out to a larger cross-section of people and during the course of our stakeholder outreach we also got feedback from our customers, investors, and so on. We have used all those feedback and on the basis of that feedback we have re-prioritized the specific elements of the strategy, but at an overall level, at the highest level, the strategy continues.

Moderator

One last question from Reuters.

Tanvi

Pravin Sir, I just wanted to touch base with you, your opinion on the decision to not make the report public, we realized that was one of the major bone of contention at that point and that led to the tussle. So just wanted to know since we are back to that decision, what is your opinion of that?

Pravin Rao

I do not have any comment on it, whatever we had to say I think it is in the press release, so we will just leave it at that.

Ayan Pramanik

Pravin, this question is to you. One of your peers has almost 24.1% in digital and if you look at your new service and new software, it is coming to around 11%, so what really Infosys is doing to kind of step up that?

Pravin Rao

Right now, the new services that we have called out is a subset of digital. There is varying definitions of digital. Over a period of time probably we will also come up with some definition and start reporting it. But based on our understanding of what some of our peers are doing, our revenue or share of revenue from digital is in the same ballpark as our competition and peers.

Moderator

Thank you.